UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

I.	Executive Director Replacement

On October 4, 2022, Ms. Guiling Sun resigned as Executive Director of Roan Holdings Group Co, Ltd. (the “Company”) due to personal reasons, effective October 4, 2022. Ms. Sun’s decision to resign was not the result of any disagreement with the Company, any matter related to the Company’s operations, policies or practices, the Company’s management, or the Company’s board of directors (the “Board”).

The Company’s Nominating and Corporate Governance Committee nominated Mr. Wenhao Wang to serve as Executive Director of the Company and hence as a member of the Board and the Company’s Board approved such nomination on October 4, 2022. As discussed below, Mr. Wang previously served as the Company’s Chief Financial Officer and served as a Finance Director of Zhejiang Lixin Enterprise Management Group Co., Ltd., a wholly owned subsidiary of the Company. In accordance with the terms of Mr. Wang’s employment agreement with the Company entered into on October 4, 2022, Mr. Wang will receive an annual base salary of USD $20,000, which will be paid through the issuance of the Company’s common stock. The employment agreement is valid for one year unless it is terminated earlier in accordance with the terms of the employment agreement. Within thirty days before the expiration of the employment agreement, the Company and Mr. Wang can renew the employment agreement or the Company may refuse to renew the employment agreement upon written notice to Mr. Wang. Mr. Wang’s business experience is described in Item 6A of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, which was filed on April 22, 2022.

There are no family relationships between Mr. Wang and any director or executive officer of the Company. There are no related party transactions between the Company and Mr. Wang disclosable under Item 404 of Regulation S-K.

II.	Chief Financial Officer Replacement

On October 4, 2022, Mr. Wenhao Wang resigned as Chief Financial Officer of the Company due to personal reasons, effective October 4, 2022. Mr. Wang will continue to serve as a member of senior management team of Zhejiang Lixin Enterprise Management Group Co., Ltd., a wholly owned subsidiary of the Company. As discussed above, Mr. Wang will also serve as an Executive Director of the Company.

The Company’s Nominating and Corporate Governance Committee nominated Ms. Xiaolan Lin to serve as Chief Financial Officer of the Company and the Company’s Board approved such nomination on October 4, 2022. Prior to joining the Company, Ms. Lin served as Finance Director at Hangzhou MTT Technology Co., Ltd. from September 2019 to September 2022. Ms. Lin also served as Finance Director at Danfoss from March 2007 to August 2019. Ms. Lin holds an MBA degree from Lanzhou University of Technology. In accordance with the terms of Ms. Lin’s employment agreement with the Company entered into on October 4, 2022, Ms. Lin will receive an annual base salary of RMB 264,000. The employment agreement has an initial term of one year and automatically renews for successive one-year periods, subject to the termination provisions in the employment agreement. The Company can terminate Ms. Lin’s employment at any time upon thirty days’ prior notice. Ms. Lin may terminate her employment with the Company at any time upon thirty days’ prior notice.

There are no family relationships between Ms. Lin and any director or executive officer of the Company. There are no related party transactions between the Company and Ms. Lin disclosable under Item 404 of Regulation S-K.

Exhibit Index

Exhibit	Description
10.1	Employment Agreement for Mr. Wenhao Wang
10.2	Employment Agreement for Ms. Xiaolan Lin

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: October 11, 2022	By:	/s/ Zhiyong Tang
	Name:	Zhiyong Tang
	Title:	Chief Executive Officer

3